UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                             FORM 6-K

                 Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
               under the Securities Exchange Act of 1934




                 For the date of 4 November, 2003

             ALLIED IRISH BANKS, public limited company

       Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






For Immediate Release                                         4 November 2003

                           ALLIED IRISH BANKS, P.L.C.


                                 Sale of Govett

Allied Irish Banks, p.l.c. ("AIB") (NYSE: AIB) has today announced its intention to sell the management contracts of Govett, its UK asset management business, to Gartmore Investment Management p.l.c. (Gartmore). Associated with this transaction Govett is closing down its operations in Singapore. Certain management contracts are excluded from the sale and will be managed by AIB's Irish based asset management company, AIB Investment Managers (AIBIM). The operations of AIBIM are otherwise unaffected by this transaction.


Govett was purchased by AIB in 1995, primarily as a Far East/emerging markets asset management specialist, and it contributed satisfactorily to Group profits for several years. However, changed market conditions, notably the Asian crisis of 1997/8, fundamentally impaired the business and led to a significant reduction in funds under management. Despite substantial restructuring and some significant investment performance across Govett's range of products the business lacks the scale required for a UK based asset management operation and it will not return to profitability in the near future. Govett currently has assets under management of EUR2.3 billion (GBP1.6 billion), of which the management of EUR1.5 billion (GBP1.0 billion) AIB intends to transfer to Gartmore. Govett incurred a loss before taxation of EUR7m (GBP5m) for the six months to 30 June 2003.

Consideration for the business will be in cash and will include an initial payment which is likely to be in the region of EUR6m (GBP4m) plus further payments over three years based on the level of funds retained and management fees earned by Gartmore on the Govett management contracts over that period. The total consideration is expected to be up to EUR20m (GBP14m). Once off business closure costs of EUR17m (GBP12m) will also be recorded in AIB's
2003 accounts.


Goodwill of EUR140m (GBP97m) having been previously written off to reserves on the purchase of Govett will be charged as a loss on disposal in AIB's 2003 profit and loss account but will have no impact on AIB's capital ratios.


Colm Doherty, Managing Director of AIB Capital Markets, said

" AIB is transferring the management of Govett funds to one of the UK's leading investment companies which we believe has the resources and commitment to continue to offer first class investment services to Govett's clients.

This decision follows AIB's review and restructuring of our overall asset management business to ensure that it is well equipped to continue to contribute to AIB Group profits as it has done over the last 25 years.

The Asset Management business is a key part of the AIB Capital Markets mix and will remain so as we continue to invest in the people, systems and processes of the business in Ireland."

                                     -ENDS-


For further information please contact:
Alan Kelly                                        Catherine Burke
Head of Group Investor Relations                  Head of Corporate Relations
AIB Group                                         AIB Group
Dublin 4                                          Dublin 4
Tel: +353-1-6600311 ext. 12162                    Tel: +353-1-6600311 ext. 13894


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  4 November, 2003                     By: ___________________
                                                   Gary Kennedy
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.